UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Practices of Payment of Dividends and/or Interest on Shareholders’ Equity of Banco Bradesco S.A.

1.   Purpose

To inform the shareholders, investors and the market in general about the practices adopted by Bradesco as the payment of interest on shareholders’ equity and/or dividends.

2. Minimum Mandatory Dividend

Pursuant to subsection III of Article 27 of Bradesco’s bylaws, shareholders are entitled, each fiscal year, as a mandatory minimum dividend, to thirty percent (30%) of net income, adjusted at the decrease or increase of the amounts stated in subsections I, II and III of Article 202 of Law No. 6,404/76 (Corporate Law).

3. Interim Dividends

The Board of Executive Officers, upon approval of the Board of Directors, is authorized to declare and pay interim dividends, on a semi-annually or monthly basis, recorded as existing Retained Earnings or Profit Reserves (Paragraph 1 of Article 27 of the Company’s bylaws).

4. Preferred Shareholders

Preferred shares shall entitle their holders to dividends ten percent (10%) above the ones attributed to common shares (item “b” of Paragraph 2 of Article 6 of the Company’s Bylaws).

5. Interest on Shareholders' Equity

With the advent of Law No. 9,249/95, who went on to take effect from January 1, 1996, companies can pay interest on shareholders’ equity to its shareholders, to be imputed, net of withholding income tax, to the amount of the minimum mandatory dividend.

The Board of Executive Officers, subject to the approval of the Board of Directors, may authorize the distribution of profits to shareholders as interest on shareholders’ equity in the total or partial substitution of interim dividends (Paragraph Two of Article 27 of the Company’s bylaws).

6. Methodology of Monthly Payment of Dividends and/or Interest on Shareholders' Equity

For the purposes provided for by the Article 205 of the Law No. 6,404/76, the Dividends and/or Monthly Interest on Shareholders' Equity shall benefit shareholders who are registered in the Company's records on the declaration date, which occurs on the first business day of each month.

The payments are made on the first business day of the subsequent month, by monthly advance of the mandatory dividend, upon credit in the bank account informed by the shareholders or made available at the Company.

Monthly figures are disclosed: 1) when the first presentation of the annual Calendar of Corporate Events, which occurs until the December 10 of the previous year, which is available on the websites of the CVM and the BM&FBovespa, as well as the investor relations website of Bradesco - Corporate Governance page; 2) on a monthly basis through Notices to the Market; and 3) on a timely basis, when any change is made.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 22, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.